UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 11, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Mississippi Power Company

File No. 1-11229 - CF#23201

Mississippi Power Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-K filed on February 25, 2009.

Based on representations by Mississippi Power Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10(e)22   through May 1, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Ellie Bavaria
        Special Counsel